1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
SHAYNA GILMORE shayna.gilmore@dechert.com +1 202 261 3362 Direct +1 202 261 3091 Fax

May 7, 2018

Via Edgar

Ms. Samantha A. Brutlag
Attorney-Adviser
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:      HSBC Funds (File Nos. 033-07647 and 811-04782) (the “Registrant”)

Dear Ms. Brutlag,

This letter responds to the comments that you provided to Albert Jung and me in a telephonic conversation regarding your review of Post-Effective Amendment No. 232 under the Investment Company Act of 1940 (“PEA No. 232”) to the Registrant’s registration statement filed on behalf of the HSBC Opportunity Portfolio (the “Portfolio”), a series of the Registrant, with the U.S. Securities and Exchange Commission (“SEC”) on February 28, 2018. We have reproduced your comments below, followed by the Registrant’s responses. Undefined capitalized terms have the same meanings attributed to such terms in PEA No. 232.

Part A

1.	Comment: The “Principal Investment Risks” section identifies “REIT Risk” as a principal risk of the Portfolio. However, the “Investment Objectives, Policies and Strategies” section does not mention investments in real estate investment trusts. Please address this inconsistency by either adding relevant disclosure to the “Investment Objectives, Policies and Strategies” section or by removing “REIT Risk” from the “Principal Investment Risks” section.

Response: The Registrant respectfully notes that the “Investment Objectives, Policies and Strategies” section provides that the Portfolio “may, to a limited extent, seek appreciation in . . . real estate investment trusts when relative values and market conditions make such purchases appear attractive.” Accordingly, the Registrant respectfully declines to incorporate this comment.

Part B

2.	Comment: The “Investment Techniques and Risks” section provides that the Portfolio may be subject to risks associated with emerging markets. However, the “Investment Objectives, Policies and Strategies” section of Part A does not mention investments in emerging markets issuers. If the Portfolio expects to invest in emerging market issuers as part of its principal investment strategy, please include a discussion of such investments in the “Investment Objectives, Policies and Strategies” section of Part A and add corresponding disclosures in the “Principal Investment Risks” section.

Response: The Registrant does not expect that the Portfolio’s investments in emerging markets issuers will be material and does not view the risks associated with emerging markets to be principal risks of the Portfolio. Accordingly, the Registrant respectfully declines to incorporate this comment.

3.	Comment: The “Investment Techniques and Risks” section provides that “[t]he term “emerging markets” includes any country: (i) having an ‘emerging stock market’ as defined by the International Finance Corporation; (ii) with low- to middle-income economies according to the International Bank for Reconstruction and Development (the “World Bank”); or (iii) determined by the Adviser to be an emerging market as described above.” The Staff has taken the position that investment advisers must only use objective methods to determine which countries are considered “emerging markets” countries. Please revise the “Investment Techniques and Risks” section to eliminate the ability of the Adviser to use its discretion to determine which countries are considered emerging markets countries.

Response: The Registrant respectfully declines to incorporate this comment. However, the Registrant will enhance the current disclosure to provide the general circumstances under which a country that is not deemed to be an emerging markets country based on the criteria described in (i) and (ii) above is nonetheless determined to be an emerging markets country for purposes of the Fund’s investment strategies. These circumstances are generally limited to when the Adviser identifies a country that has characteristics similar to a country deemed to be an emerging markets country pursuant to (i) and (ii) above. Such characteristics may include the country’s political or economic instability or the immaturity of its financial or capital markets.

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We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3362 if you wish to discuss this correspondence further. Thank you in advance for your attention to this letter.

Best regards,

/s/ Shayna Gilmore

Shayna Gilmore

cc:	Richard A. Fabietti, President, HSBC Funds and Senior Vice President, Product, HSBC Global Asset Management (USA) Inc.

Jennifer Bergenfeld, Chief Legal Officer, HSBC Funds, and Senior Legal Counsel, HSBC Global Asset Management (USA) Inc.

David J. Harris, Dechert LLP

Brenden P. Carroll, Dechert LLP